Item 77C: Submission of Matters to a Vote of Security Holders

On November 19, 2015, the Annual Meeting of Shareholders of the Fund was held to approve a new Portfolio Management Agreement with Delaware Investments Fund Advisers, a series of Delaware Business Management Trust (“Delaware Investments”). On September 16, 2015, the record date for the meeting, the Fund had outstanding 182,754,403 shares of beneficial interest. The votes cast at the meeting were as follows:

Proposal - To approve a new Portfolio Management Agreement with Delaware Investments:

For	Against	Abstain	Broker Non-Votes
92,009,517.471	11,760,838.998	2,596,478.364	0.000